                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)*

                              MEDIQ Incorporated
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                               (Name of Issuer)

                       COMMON STOCK, $1.00 PAR VALUE
                   SERIES A PREFERRED STOCK, $.50 PAR VALUE
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                     (Title of Class of Securities)

                          584906 10 1 (Common Stock)
                    584906 20 0 (Series A Preferred Stock)
         ---------------------------------------------------------------------
                                (CUSIP Number)

          MQ ACQUISITION CORPORATION                DECHERT PRICE & RHOADS
          c/o Bruckmann, Rosser,                   4000 Bell Atlantic Tower
             Sherrill & Co., Inc.,                     1717 Arch Street
          126 East 56th Street, 29th Floor           Philadelphia, PA 19103
              New York, NY 10022                 Attention:  William G. Lawlor
           Attention: Bruce C. Bruckmann                 (215) 994-4000
                (212) 521-3700
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       (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                 March 30, 1998
         ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 pages

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                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      584906 10 1 (Common Stock)                  Page 2 of 6 Pages
               584906 20 0 (Series A Preferred Stock)
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MQ Acquisition Corporation

     I.R.S. ID NO. 52-2075416
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /
                                                                (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER#
SHARES
BENEFICIALLY         9,466,542 shares of Common Stock (including 4,747,412
OWNED BY             shares of Common Stock receivable upon conversion
EACH                 of 4,747,412 shares of Series A Preferred Stock)
REPORTING
PERSON WITH          4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                8    SHARED VOTING POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                ----------------------------------------------------------------
                11   AGGREGATE AMOUNT BENEFICIALLY#
                     OWNED BY EACH REPORTING PERSON

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock

------------------------
(#) The shares of Common Stock and Series A Preferred Stock of Mediq Incorporated (the "Company") are purchasable by MQ Acquisition Corporation ("Acquisition") upon exercise of an option granted to Acquisition pursuant to a Stock Option Agreement dated as of January 14, 1998, and described in Item 3 of this report. In addition, such shares are subject to Stockholder Agreements with certain stockholders of the Company as described in Item 6 of this report.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                     /   /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.3% of Common Stock
     75.7% of Series A Preferred Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 584906 10 1 (Common Stock)                       Page 3 of 6 Pages
          584906 20 0 (Series A Preferred Stock)
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruckmann, Rosser, Sherrill & Co., L.P.

     I.R.S. ID NO. 06-1438488
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /
                                                                (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER#
SHARES
BENEFICIALLY         9,466,542 shares of Common Stock (including 4,747,412
OWNED BY             shares of Common Stock receivable upon conversion
EACH                 of 4,747,412 shares of Series A Preferred Stock)
REPORTING
PERSON WITH          4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                8    SHARED VOTING POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock

                ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                ----------------------------------------------------------------
                11   AGGREGATE AMOUNT BENEFICIALLY
                     OWNED BY EACH REPORTING PERSON #

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock

------------------------
(#) The shares of Common Stock and Series A Preferred Stock of the Company are purchasable by Acquisition upon exercise of an option granted to Acquisition pursuant to a Stock Option Agreement dated as of January 14, 1998, and described in Item 3 of this report. In addition, such shares are subject to Stockholder Agreements with certain stockholders of the Company as described in Item 6 of this report.


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                     /   /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.3% of Common Stock
     75.7% of Series A Preferred Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                         RELATING TO THE COMMON STOCK
                            AND PREFERRED STOCK OF
                               MEDIQ INCORPORATED

   MQ Acquisition Corporation ("Acquisition") and Bruckmann, Rosser, Sherrill & Co., L.P. ("BRS" and collectively with Acquisition, the "Reporting Persons") hereby file this Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D filed January 26, 1998, with respect to the beneficial ownership of the Common Stock, par value $1.00 per share (the "Common Stock") and the Series A Preferred Stock, par value $.50 per share (the "Preferred Stock"; the Common Stock and Preferred Stock are sometimes collectively referred to herein as the "Company Stock") of MEDIQ Incorporated, a Delaware corporation (the "Company").

ITEM 4. PURPOSE OF TRANSACTION

   Item 4 is hereby amended to include, prior to the last paragraph of such item, the following:

   On March 30, 1998, Robert T. Thompson and L. John Wilkerson consented to the references to them becoming directors of the Company appearing in the Registration Statement of the Company on Form S-4. BRS expects that the Board of Directors of the surviving corporation following the Merger will be comprised of Thomas E. Carroll, Bruce C. Bruckmann, Stephen C. Sherrill, Robert T. Thompson, L. John Wilkerson, and one individual to be named by the Rotko Entities and may include other individuals to be determined by BRS.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Item 6 is hereby amended to include the following:

   Ferrer Freeman Thompson & Co., LLC ("FFT") and Galen Partners III ("Galen") have each committed to an affiliate of BRS to invest up to $30 million and $20 million, respectively, in securities of MQ which will be converted in the Merger into a combination of equity securities of the Company. The amount of such investments, together with the investment by the affiliates of FFT and Galen shall in no event be less than $20 million and $15 million, respectively. Such investments will be made on a pari passu basis with the investment by BRS.

   In the event the Merger is consummated, any transaction and management fees payable by the Company and its subsidiaries will be shared among BRS, FFT and Galen. With respect to any such fees, BRS shall be entitled to the first 25% thereof, and each of BRS, FFT and Galen shall be entitled to a pro rata share of the balance (based on the amounts actually invested by BRS, FFT

                                 Page 4 of 6 Pages
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and Galen in the securities of Acquisition), provided that BRS in its sole discretion may modify the allocation of any management fees at any time after the first anniversary of the Effective Time.

     In the event the Merger is not consummated, any break-up fees (or profit in connection with the Stock Option Agreement) entitled to be received by BRS pursuant to the Merger Agreement and any unreimbursed expenses or losses of BRS, shall be shared as follows: (i) BRS shall be entitled to the first 25% of any amounts remaining after payment to FFT and Galen of any out-of-pocket expenses incurred and paid by FFT or Galen in connection with the Merger, and
(ii) BRS, FFT and Galen shall share the balance thereof 60%, 24% and 16%, respectively.

     The investments of FFT and Galen are conditioned upon, among other things, negotiation of definitive documentation, including a stockholders agreement providing, among other things, each of FFT and Galen with representation on the Board of Directors of the Company and the fulfillment to MQ's reasonable satisfaction of all of the conditions to MQ's obligations under the Merger Agreement.

     Copies of the foregoing commitment letters are filed as Exhibit 2.9 and
2.10 to this statement and are incorporated herein by this reference. The foregoing description of the commitment letters is qualified in its entirety by reference to such exhibits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to include the following:

Exhibit 2.9 Commitment Letter dated January 14, 1998 by and between Ferrer Freeman Thompson & Co. and Bruckmann, Rosser, Sherrill & Co., Inc., incorporated by reference to Exhibit (b)(3) of Amendment No. 1 to Schedule 13E-3 filed with Securities and Exchange Commission on March 31, 1998.

Exhibit 2.10 Commitment Letter dated January 14, 1998 by and between Galen Associates and Bruckmann, Rosser, Sherrill & Co., Inc., incorporated by reference to Exhibit (b)(4) of Amendment No. 1 to Schedule 13E-3 filed with Securities and Exchange Commission on March 31, 1998.

Exhibit 2.11 Senior Secured Credit Facilities Commitment Letter dated February 2, 1998 by and between Credit Suisse First Boston, NationsBank, N.A., Banque Nationale de Paris and Bruckmann, Rosser, Sherrill & Co., Inc., incorporated by reference to Exhibit (a)(1) of Schedule 13E-3 filed with the Securities and Exchange Commission on February 13, 1998.

Exhibit 2.12 Bridge Loan Commitment Letter dated February 2, 1998 by and between Credit Suisse First Boston, NationsBridge, L.L.C. and Bruckmann, Rosser, Sherrill & Co., Inc., incorporated by reference to Exhibit (a)(2) of Amendment No. 1 to
              Schedule 13E-3 filed with Securities and Exchange Commission on March 31, 1998.

                                 Page 5 of 6 Pages
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                                      SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the Reporting Persons herein.


April 1, 1998                  MQ ACQUISITION CORPORATION



                                  By: /s/ Bruce C. Bruckmann
                                      --------------------------------
                                      Bruce C. Bruckmann
                                      President


                                  BRUCKMANN,ROSSER,SHERRILL & CO., L.P.

                                  By: BRS PARTNERS, L.P., its general partner

                                  By: BRSE Associates, Inc., its general partner

                                  By: /s/ Bruce C. Bruckmann
                                      --------------------------------
                                      Bruce C. Bruckmann
                                      Managing Director

                             Page 6 of 6 pages